UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

Results of Annual General Meeting of Shareholders

On July 03, 2012, Compugen Ltd. (“Compugen” or the “Company”) held its 2012 Annual General Meeting of Shareholders (the “Annual Meeting”). The proxy statement for the Annual Meeting (the “Proxy Statement”) was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on May 22, 2012. Of the 35,990,311 ordinary shares issued and outstanding and eligible to vote as of the record date of May 29, 2012, a quorum of 10,574,272  (29.38%) of the eligible shares, was present in person or represented by proxy. The following actions were taken at the meeting:

1.
Re - election of Prof. Ruth Arnon to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2013 and when her successor had been duly elected;

FOR	AGAINST	ABSTAIN
10,310,631	236,938	26,703

2.
Re - election of Mr. Martin Gerstel to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2013 and when his successor had been duly elected;

FOR	AGAINST	ABSTAIN
9,218,174	1,327,195	28,903

3.
Re - election of Mr. Dov Hershberg to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2013 and when his successor had been duly elected;

FOR	AGAINST	ABSTAIN
10,424,328	120,961	28,983

4.
Re - election of Mr. Alex Kotzer to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2013 and when his successor had been duly elected;

FOR	AGAINST	ABSTAIN
9,272,474	1,271,845	29,953

5.
Reappointment of Kost Forer Gabbay &Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012, and until the next annual general meeting.

FOR	AGAINST	ABSTAIN
10,410,183	140,386	23,703

6.
To grant to Mr. Martin Gerstel, the Company's Chairman of the Board of Directors, options to purchase 62,500 Ordinary Shares of the Company at an exercise price of $4.01 per share to vest during calendar year 2014, as set forth in Item 3 of the Proxy Statement of the Company dated May 22, 2012.

FOR	AGAINST	ABSTAIN
8,444,343	2,099,784	30,145

Following the Annual Meeting, the Board consists of the following members: Prof. Yair Aharonowitz, Prof. Ruth Arnon, Mr. Martin Gerstel, Mr. Dov Hershberg, Mr. Alex Kotzer, Mr. Arie Ovadia and Prof. Joshua Shemer.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-171655.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: July 9, 2012	By:	/s/ Ms. Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad Chief Financial Officer